

Mail Stop 3561

May 5, 2017

Craig R. Ramsey
Chief Financial Officer
AMC Entertainment Holdings, Inc.
One AMC Way
11500 Ash Street
Leawood, KS 66211

> **Re: AMC Entertainment Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 10, 2017**
> **File No. 001-33892**

Dear Mr. Ramsey:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 1. Business

The Proposed Nordic Acquisition, page 22

1. We note your disclosure regarding the purchase agreement entered into on January 20, 2017 for the acquisition of Nordic. Please confirm whether or not you met the income significance test for filing financial statements of Nordic pursuant to Rule 3-05 of Regulation S-X. In your response, please provide us with your calculations.

Notes to Consolidated Financial Statements

<u>Note 2 – Acquisitions, page 95</u>

2. Please disclose the amounts of revenue and earnings of your acquirees since the respective acquisition dates that are included in your statements of income. Please refer to ASC 805-10-50-2(h) (1).

3. Please revise disclosures to provide a qualitative description of the factors that make up the goodwill recognized as required by ASC 805-30-50-1(a).

<u>Note 9 – Income Taxes, page 123</u>

4. We note the decrease in the effective tax rate resulting from a decrease in your reserve for uncertain tax positions of $19.2 million for the year ended December 31, 2016. Please revise to provide a discussion of the specific facts or circumstances that resulted in this change in your effective tax rate. In this regard, ASC 470-10-50-15(d) indicates the nature of uncertain tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date shall be disclosed. Please provide your proposed disclosure as part of your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or me at (202) 551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure